UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission file number: 001-38775

ITAMAR MEDICAL LTD.

(Name of registrant)

9 Halamish Street, Caesarea 3088900, Israel

(Address of principal executive office)

_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Itamar Medical Ltd. (the "Company" or the "Registrant") hereby announces the results of its Annual General Meeting of Shareholders (the "Meeting") held on August 19, 2020 at the Company's offices at 9 Halamish St., Caesarea, Israel.

The Company's shareholders voted upon the proposals on the Meeting's agenda, each of which is described in more detail in the Company's proxy statement for the Meeting, which was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K, submitted to the Securities and Exchange Commission, on July 15, 2020 (the "Proxy Statement").

Only shareholders of record at the close of business on July 20, 2020 were entitled to vote at the Meeting. Each of the proposals on the Meeting's agenda were voted upon and approved by the required majority of the Company’s shareholders.

At the Meeting, Dr. Giora Yaron, Chairman of the Board of Directors, thanked Mr. Martin Gerstel, one of the founders of the Company, for his tremendous contribution to the Company, upon completion of more than 23 years of service as a member of the Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ITAMAR MEDICAL LTD.
By: /s/ Shy Basson
Shy Basson Chief Financial Officer

Date: August 20, 2020